Filed by WSFS Financial Corporation

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Bryn Mawr Bank Corporation

Commission File Number: 001-35746

May 27, 2021

Keeping You in the Loop

As we have shared in the past, it is our expectation that pending shareholder and regulatory approvals, we anticipate legal close occurring early in the fourth quarter. Recently, the question was asked: If the process continues to progress at the current pace, is there a chance that our legal close could be accelerated? The answer is, yes, there is always the possibility that legal close could come earlier than anticipated. With that said, it’s important to keep in mind that even if legal close is accelerated that does not change the timeline for our systems conversion and rebranding timeframe, slated for the weekend of January 21 – 23, 2022. We felt it was important to clarify this point to avoid any confusion.

We will continue to work closely with the workstream team leads to ensure we are keeping the FAQs up to date. We also wanted to remind everyone that if you hear something that does not seem right or you think needs further clarification, please reach out to your manager or send an email to the OnMyMind@wsfsbank.com mailbox. Our goal is to keep everyone informed and up to date regarding the efforts across all workstreams, but we also need everyone’s help so if you have questions that have not been covered in the FAQs, please let us know.

Bank Integration Workstream Spotlight

This week, we wanted to provide an update regarding the efforts underway within the Bank Integration workstream. As a reminder, this team is being co-chaired by Lisa Brubaker, Shari Kruzinski and Adam Bonanno. Given the scope associated with the Bank Integration, the co-chairs are being supported by more than 40 team leads and project managers. To ensure the Bank Integration runs as efficiently as possible, the co-chairs have divided the workstreams up and will serve as workstream liaisons, ensuring each group has the support they need.

•         Lisa Brubaker: Technology, Project Management Office, Commercial, Finance and Investor Relations

•         Shari Kruzinski: Retail, Marketing/CX, Administration and Facilities

•         Adam Bonanno: Retail Lending, Core System/Product Mapping and Risk

The co-chairs have been working with the team leads to define key business outcomes that will be used as metrics and measurements of success throughout the process. We’ll share these metrics in the weeks ahead once they are finalized.

WSFS and BMT Volunteer at Caring for Friends

On Tuesday, WSFS and BMT teamed up to participate in a volunteer initiative at Caring for Friends, located in Northeast Philadelphia. Team members prepared nutritious meals consisting of baked chicken, squash, asparagus, and lima beans for distribution to homebound senior citizens and families in need.

Special thanks go out to the following team members who participated in the event: Kathryn Bittner, Christina Joyce, Carolyn Barker, Jennifer Wolfenden, Stephanie Linton, Kim Keenan (and her husband Brian) and Charles Kueny.

As pandemic-related restrictions are lifted, we anticipate having larger events that can accommodate more volunteers from the WSFS and BMT teams. Please stay tuned for more details in the weeks ahead.

Happy Memorial Day! We remember and thank all those who are serving or who have served our country. Because of them, we enjoy many freedoms in our daily lives.

As a reminder, please continue to send questions or your thoughts and feedback to the OnMyMind@wsfsbank.com mailbox. We will build FAQs organized around themes based on questions and comments that are submitted to the mailbox. Also, please share any suggestions you have for future Sightline topics; we love hearing from you. Please check OneBMT or WSFS@Work intranet to access the most recent FAQs.

Sincerely,

Your Integration Steering Committee

Important Additional Information will be Filed with the SEC

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed acquisition by WSFS Financial Corporation (“WSFS”) of Bryn Mawr Bank Corporation (“Bryn Mawr”). No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the proposed transaction, WSFS has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a joint proxy statement of WSFS and Bryn Mawr and a prospectus of WSFS (the “Joint Proxy/Prospectus”), and each of WSFS and Bryn Mawr may file with the SEC other relevant documents concerning the proposed transaction. The definitive Joint Proxy/Prospectus has been mailed to stockholders of WSFS and Bryn Mawr. STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY WSFS AND BRYN MAWR, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WSFS, BRYN MAWR AND THE PROPOSED TRANSACTION.

Free copies of the Registration Statement and the Joint Proxy/Prospectus, as well as other filings containing information about WSFS and Bryn Mawr, may be obtained at the SEC’s website (http://www.sec.gov) when they are filed. You will also be able to obtain these documents, when they are filed, free of charge, by directing a request to WSFS Financial Corporation, WSFS Bank Center, 500 Delaware Avenue, Wilmington, Delaware 19801 or by directing a request to Bryn Mawr Bank Corporation, 801 Lancaster Avenue, Bryn Mawr, Pennsylvania 19010.

Participants in the Solicitation

WSFS, Bryn Mawr and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of WSFS or Bryn Mawr in respect of the proposed transaction. Information about WSFS’s directors and executive officers is available in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 23, 2021, and other documents filed by WSFS with the SEC. Information regarding Bryn Mawr’s directors and executive officers is available in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 12, 2021, and other documents filed by Bryn Mawr with the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Joint Proxy/Prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This communication contains estimates, predictions, opinions, projections and other “forward-looking statements” as that phrase is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements relating to the impact WSFS and Bryn Mawr expect their proposed merger to have on the combined entity’s operations, financial condition, and financial results, and WSFS’s and Bryn Mawr’s expectations about their ability to successfully integrate their respective businesses and the amount of cost savings and overall operational efficiencies WSFS and Bryn Mawr expect to realize as a result of the proposed acquisition. The forward-looking statements also include predications or expectations of future business or financial performance as well as goals and objectives for future operations, financial and business trends, business prospects, and management’s outlook or expectations for earnings, revenues, expenses, capital levels, liquidity levels, asset quality or other future financial or business performance, strategies or expectations. The words “believe,” “intend,” “expect,” “anticipate,” “strategy,” “plan,” “estimate,” “approximately,” “target,” “project,” “propose,” “possible,” “potential,” “should” and similar expressions, among others, generally identify forward-looking statements. Such forward-looking statements are based on various assumptions (many of which are beyond the control of WSFS and Bryn Mawr) and are subject to risks and uncertainties (which change over time) and other factors which could cause actual results to differ materially from those currently anticipated. Such risks and uncertainties include, but are not limited to, the possibility that the proposed acquisition does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the delay in or failure to close for any other reason; changes in WSFS’s share price before closing; the outcome of any legal proceedings that may be instituted against WSFS or Bryn Mawr; the occurrence of any event, change or other circumstance that could give rise to the right of one or both parties to terminate the merger agreement providing for the merger; the risk that the businesses of WSFS and Bryn Mawr will not be integrated successfully; the possibility that the cost savings and any synergies or other anticipated benefits from the proposed acquisition may not be fully realized or may take longer to realize than expected; disruption from the proposed acquisition making it more difficult to maintain relationships with employees, customers or other parties with whom WSFS or Bryn Mawr have business relationships; diversion of management time on merger-related issues; risks relating to the potential dilutive effect of the shares of WSFS common stock to be issued in the proposed transaction; the reaction to the proposed transaction of the companies’ customers, employees and counterparties; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on WSFS, Bryn Mawr and the proposed transaction; and other factors, many of which are beyond the control of WSFS and Bryn Mawr. We refer you to the “Risk Factors” section of the Registration Statement and the Joint Proxy/Prospectus, the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of WSFS’s Annual Report on Form 10-K for the year ended December 31, 2020, Bryn Mawr’s Annual Report on Form 10-K for the year ended December 31, 2020 and any updates to those risk factors set forth in WSFS’s and Bryn Mawr’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings, which have been filed by WSFS and Bryn Mawr with the SEC and are available on the SEC’s website at www.sec.gov. All forward-looking statements, expressed or implied, included herein are expressly qualified in their entirety by the cautionary statements contained or referred to herein. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on WSFS, Bryn Mawr or their respective businesses or operations. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date on which they are made. Neither WSFS nor Bryn Mawr undertakes any obligation, and specifically declines any obligation, to revise or update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as specifically required by law.